Exhibit 99.1

Phoenix New Media Reports Second Quarter 2021 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on August 16, 2021

BEIJING, China, August 17, 2021 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “While certain segments of the advertising market continued to experience downward pressure and industry-wide intensified competition, we have decided to bolster our competitive differentiation by constructing our content ecosystem. During the second quarter of 2021, we refined our professional content production capabilities to provide our audience with a steady flow of original, timely, and premium content. In addition, we upgraded the user interface and AI algorithms of our iFeng app to deliver more personalized and engaging content offerings to our users. Above all, we continued to diversify our revenue streams and revitalize our growth engines by exploring new business initiatives. Going forward, by leveraging our quality content portfolio, efficient distribution networks and cultivation of potential business opportunities, we will strive to adapt to the changing market dynamic and launch a renewed growth cycle to generate lasting shareholder value.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “During the second quarter of 2021, we embraced industry challenges and strategically increased our investment in our content ecosystem to strengthen our long-term competitive differentiation. Meanwhile, we continued to manage our expenses prudently and monitor the ROI in every area of our business closely. Looking ahead, we plan to continue exploring new monetization venues, enhancing our operating efficiency, and fueling the growth of our new initiatives and brand advertising business. This will help us to diversify our overall revenue mix and accelerate our return to profitability.”

Second Quarter 2021 Financial Results

As disclosed in the second quarter 2020 unaudited financial results announcement made on August 17, 2020, the Company sold all of its investment in Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong” or “Tadu”) in the second quarter of 2020 and the disposal of Tadu was qualified for reporting as a “discontinued operation” in the Company’s financial statements. Accordingly, Tadu’s results of operations had been excluded from the Company’s results from continuing operations in the condensed consolidated statements of comprehensive income/(loss) and were presented in separate line items as discontinued operations for all prior periods. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

REVENUES

Total revenues in the second quarter of 2021 decreased by 17.8% to RMB256.7 million (US$39.8 million) from RMB312.3 million in the same period of 2020, primarily due to the year-over-year decline in the Company’s net advertising revenues. Total revenues in the second quarter of 2021 increased by 13.5% from RMB226.1 million in the first quarter of 2021.

Net advertising revenues in the second quarter of 2021 decreased by 18.6% to RMB233.0 million (US$36.1 million) from RMB286.3 million in the same period of 2020, mainly due to the reduction in advertising spending of advertisers from certain industries and industry-wide intensified competition in the second quarter of 2021.

Paid services revenues1 in the second quarter of 2021 decreased by 8.8% to RMB23.7 million (US$3.7 million) from RMB26.0 million in the same period of 2020. Revenues from paid contents in the second quarter of 2021 decreased by 32.4% to RMB9.6 million (US$1.5 million) from RMB14.2 million in the same period of 2020, mainly due to the trend towards free online reading in the online reading market. Revenues from E-commerce and others in the second quarter of 2021 increased by 19.5% to RMB14.1 million (US$2.2 million) from RMB11.8 million in the same period of 2020, which was mainly caused by the increase in revenues from E-commerce business.

[1]

Prior to 2021, paid services revenues comprised of (i) revenues from paid contents, which included digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which included web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. As revenues from games and revenues from MVAS were small and had been declining for the past years, to better reflect the Company’s paid services revenues disaggregated by products and services, beginning from January 1, 2021, paid services revenues have been re-grouped and comprise of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from E-commerce and others, which mainly includes revenues from E-commerce, MVAS, games and others. For comparison purposes, the revenues from paid services for the quarters of 2020 have been retrospectively re-classified.

COST OF REVENUES

Cost of revenues in the second quarter of 2021 increased by 9.9% to RMB137.0 million (US$21.2 million) from RMB124.7 million in the same period of 2020. The increase in cost of revenues was mainly due to the following:

●

Content and operational costs in the second quarter of 2021 increased by 10.2% to RMB118.4 million (US$18.3 million) from RMB107.4 million in the same period of 2020, mainly caused by the resumption of offline activities in the second quarter of 2021 as compared to decreased operational activities due to COVID-19 impact in the same period of 2020 in China.

●

Revenue sharing fees in the second quarter of 2021 increased by 78.3% to RMB4.1 million (US$0.6 million) from RMB2.3 million in the same period of 2020, primarily attributable to the increase in revenue sharing fees paid to channel partners.

The increase was partially offset by the following:

●	Bandwidth costs in the second quarter of 2021 decreased by 3.3% to RMB14.5 million (US$2.3 million) from RMB15.0 million in the same period of 2020.

GROSS PROFIT

Gross profit in the second quarter of 2021 decreased by 36.2% to RMB119.7 million (US$18.6 million) from RMB187.6 million in the same period of 2020. Gross margin in the second quarter of 2021 decreased to 46.6% from 60.1% in the same period of 2020.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the second quarter of 2021, excluding share-based compensation, decreased to 47.0% from 60.3% in the same period of 2020.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the second quarter of 2021 decreased by 4.6% to RMB154.5 million (US$23.9 million) from RMB162.0 million in the same period of 2020. Share-based compensation included in operating expenses in the second quarter of 2021 was RMB3.6 million (US$0.6 million), compared to RMB1.4 million in the same period of 2020, mainly caused by the granting of new share-based awards in 2021.

Loss from operations in the second quarter of 2021 was RMB34.8 million (US$5.4 million), compared to income from operations of RMB25.6 million in the same period of 2020. Operating margin in the second quarter of 2021 was negative 13.5%, compared to positive 8.2% in the same period of 2020.

Non-GAAP loss from operations in the second quarter of 2021, which excluded share-based compensation, was RMB30.1 million (US$4.7 million), compared to non-GAAP income from operations of RMB27.8 million in the same period of 2020. Non-GAAP operating margin in the second quarter of 2021, excluding share-based compensation, was negative 11.7%, compared to positive 8.9% in the same period of 2020.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairment, changes in fair value of loan related to co-sale of Particle shares, changes in fair value of forward contract in relation to disposal of investments in Particle and others, net2. Total net other income in the second quarter of 2021 was RMB24.0 million (US$3.7 million), compared to total net other loss of RMB5.1 million in the same period of 2020.

●	Net interest income in the second quarter of 2021 increased to RMB12.5 million (US$1.9 million) from RMB4.9 million in the same period of 2020.

●	Foreign currency exchange gain in the second quarter of 2021 was RMB6.9 million (US$1.1 million), compared to RMB0.1 million in the same period of 2020.

[2] “Others, net” primarily consists of government subsidies and litigation loss provisions.

●	Loss from equity method investments, net of impairment, in the second quarter of 2021 was RMB0.3 million (US$0.05 million), compared to nil in the same period of 2020.

●	Changes in fair value of loan related to co-sale of Particle shares in the second quarter of 2021 was nil, compared to a loss of RMB20.0 million in the same period of 2020.

●	Changes in fair value of forward contract in relation to disposal of investments in Particle in the second quarter of 2021 was nil, compared to a gain of RMB1.3 million in the same period of 2020.

●	Others, net, in the second quarter of 2021 decreased to RMB4.9 million (US$0.8 million), from RMB8.6 million in the same period of 2020.

NET LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss from continuing operations attributable to Phoenix New Media Limited in the second quarter of 2021 was RMB7.1 million (US$1.1 million), compared to net income from continuing operations attributable to Phoenix New Media Limited of RMB2.8 million in the same period of 2020. Net margin from continuing operations in the second quarter of 2021 was negative 2.8%, compared to positive 0.9% in the same period of 2020. Net loss from continuing operations per diluted ordinary share in the second quarter of 2021 was RMB0.01 (US$0.00), compared to a net income from continuing operations per diluted ordinary share of RMB0.00 in the same period of 2020.

Non-GAAP net loss from continuing operations attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity method investments, net of impairment, changes in fair value of loan related to co-sale of Particle shares and changes in fair value of forward contract in relation to disposal of investments in Particle as applicable, was RMB2.1 million (US$0.3 million) in the second quarter of 2021, compared to non-GAAP net income from continuing operations attributable to Phoenix New Media Limited of RMB23.7 million in the same period of 2020. Non-GAAP net margin from continuing operations in the second quarter of 2021 was negative 0.8%, compared to positive 7.6% in the same period of 2020. Non-GAAP net loss from continuing operations per diluted ADS3 in the second quarter of 2021 was RMB0.03 (US$0.00), compared to non-GAAP net income from continuing operations per diluted ADS of RMB0.33 in the same period of 2020.

In the second quarter of 2021, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,790,541. As of June 30, 2021, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 72,790,541 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2021, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.61 billion (US$248.9 million).

Recent Regulatory Developments in China

There have been certain recent regulatory developments in China regarding cybersecurity, data protection and supervision of China-based, overseas listed companies. Among others,

•

The PRC Data Security Law was promulgated and will take effect in September 2021, which imposes data security and privacy protection obligations on any person carrying out data activities, and provides for a national security review procedure for data activities that may affect national security. The Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review in July 2021 for public comments, which would require any “data processor” carrying out data processing activities that affect or may affect national security to be subject to cybersecurity review. The revised draft Measures for Cybersecurity Review have not been adopted and it remains unclear whether the final version to be adopted will include any changes.

•

The General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in July 2021 which, among others, required relevant PRC governmental authorities to improve laws and regulations on data security, cross-border data transfer and management of classified information, especially as it relates to confidentiality and file management of overseas securities offering and listing. The Opinions also required relevant PRC government authorities to enhance supervision of China-based companies that are listed overseas and accelerate the establishment of a regulatory scheme for such companies.

[3] “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

These laws and regulations are new and some of them require further actions of the relevant PRC government authorities. There remain substantial uncertainties as to their implementation and interpretation. The Company is closely monitoring these regulatory developments and endeavor to fully comply with the laws and regulations as they are adopted and implemented. The Company’s business involves the collection and processing of various types of data. The Company conducts its business through subsidiaries and affiliated consolidated entities in China, while American depositary shares representing the Company’s Class A ordinary shares are listed on the New York Stock Exchange. As such, these regulatory developments may have some impacts on the Company’s business operation and financial performance in the future, but the Company is not in a position to assess the nature or extent of such impacts at this stage.

Business Outlook

For the third quarter of 2021, the Company expects its total revenues to be between RMB257.9 million and RMB282.9 million; net advertising revenues are expected to be between RMB236.7 million and RMB256.7 million; and paid services revenues are expected to be between RMB21.2 million and RMB26.2 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to change and substantial uncertainty, particularly in view of the potential impact of the COVID-19 outbreak, the effects of which are difficult to analyse and predict.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on August 16, 2021 (August 17, 2021 at 9:00 a.m. Beijing/Hong Kong time) to discuss its second quarter 2021 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by navigating to http://apac.directeventreg.com/registration/event/7091964. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email. Please dial in 10 minutes prior to the call, using the participant dial-in numbers, Direct Event Passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process.

A replay of the call will be available through August 25, 2021 by using the dial-in numbers and conference ID below:

International:	+61 2 8199 0299
Mainland China:	4006322162
Hong Kong:	+852 30512780
United States:	+1 646 254 3697
Conference ID:	7091964

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited, non-GAAP net margin from continuing operations and non-GAAP net income or loss from continuing operations per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited is net income or loss from continuing operations attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairment, changes in fair value of loan related to co-sale of Particle shares and changes in fair value of forward contract in relation to disposal of investments in Particle. Non-GAAP net margin from continuing operations is non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss from continuing operations per diluted ADS is non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairment, which have been and will continue to be significant recurring items, and without the effect of changes in fair value of loan related to co-sale of Particle shares and changes in fair value of forward contract in relation to disposal of investments in Particle, which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward−looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Robin Yang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2020*	2021	2021
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	357,796	145,207	22,490
Term deposits and short term investments	1,280,033	1,442,172	223,364
Restricted cash	31,039	19,819	3,070
Accounts receivable, net	675,616	546,307	84,612
Amounts due from related parties	32,587	35,175	5,448
Prepayment and other current assets	42,846	41,049	6,357
Total current assets	2,419,917	2,229,729	345,341
Non-current assets:
Property and equipment, net	62,649	44,211	6,847
Intangible assets, net	12,396	12,991	2,012
Available-for-sale debt investments	36,662	34,656	5,368
Equity investments, net	94,821	108,394	16,788
Deferred tax assets	86,867	94,444	14,628
Operating lease right-of-use assets, net	49,487	34,261	5,306
Other non-current assets	9,753	8,864	1,373
Total non-current assets	352,635	337,821	52,322
Total assets	2,772,552	2,567,550	397,663
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	221,203	182,331	28,239
Amounts due to related parties	34,420	34,092	5,280
Advances from customers	38,835	32,752	5,073
Taxes payable	402,610	400,452	62,022
Salary and welfare payable	156,599	98,460	15,250
Accrued expenses and other current liabilities	172,376	131,387	20,350
Operating lease liabilities	36,370	31,737	4,915
Total current liabilities	1,062,413	911,211	141,129
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	203
Long-term liabilities	28,182	28,182	4,365
Operating lease liabilities	16,672	2,900	449
Total non-current liabilities	46,166	32,394	5,017
Total liabilities	1,108,579	943,605	146,146
Shareholders’ equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,710
Class B ordinary shares	22,053	22,053	3,416
Additional paid-in capital	1,620,580	1,626,528	251,917
Statutory reserves	92,017	93,259	14,444
Accumulated deficit	(88,191)	(125,709)	(19,470)
Accumulated other comprehensive loss	(28,214)	(32,066)	(4,966)
Total Phoenix New Media Limited shareholders’ equity	1,635,744	1,601,564	248,051
Noncontrolling interests	28,229	22,381	3,466
Total shareholders' equity	1,663,973	1,623,945	251,517
Total liabilities and shareholders’ equity	2,772,552	2,567,550	397,663

 * Derived from audited financial statements included in the Company's Form 20-F dated April 28, 2021.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising revenues	286,346	201,313	232,988	36,085	495,056	434,301	67,265
Paid service revenues	25,935	24,778	23,730	3,675	48,601	48,508	7,513
Total revenues	312,281	226,091	256,718	39,760	543,657	482,809	74,778
Cost of revenues	(124,728)	(108,104)	(137,035)	(21,224)	(230,026)	(245,139)	(37,967)
Gross profit	187,553	117,987	119,683	18,536	313,631	237,670	36,811
Operating expenses:
Sales and marketing expenses	(57,247)	(64,843)	(65,368)	(10,124)	(138,870)	(130,211)	(20,167)
General and administrative expenses	(62,161)	(54,828)	(50,665)	(7,847)	(132,433)	(105,493)	(16,339)
Technology and product development expenses	(42,555)	(40,275)	(38,429)	(5,952)	(87,666)	(78,704)	(12,190)
Total operating expenses	(161,963)	(159,946)	(154,462)	(23,923)	(358,969)	(314,408)	(48,696)
Income/(loss) from operations	25,590	(41,959)	(34,779)	(5,387)	(45,338)	(76,738)	(11,885)
Other income/(loss):
Interest income, net	4,918	10,740	12,539	1,942	11,320	23,279	3,605
Foreign currency exchange gain/(loss)	83	(2,765)	6,862	1,063	(1,645)	4,097	635
Loss from equity method investments, net of impairment	-	(107)	(320)	(50)	(236)	(427)	(66)
Changes in fair value of loan related to co-sale of Particle shares	(20,049)	-	-	-	(20,049)	-	-
Changes in fair value of forward contract in relation to disposal of investments in Particle	1,341	-	-	-	16,085	-	-
Others, net	8,635	4,670	4,925	763	13,751	9,595	1,486
Income/(loss) from continuing operations before income taxes	20,518	(29,421)	(10,773)	(1,669)	(26,112)	(40,194)	(6,225)
Income tax expense	(3,216)	(250)	(1,486)	(230)	(2,459)	(1,736)	(269)
Net income/(loss) from continuing operations	17,302	(29,671)	(12,259)	(1,899)	(28,571)	(41,930)	(6,494)
Net loss from discontinued operations, net of income taxes	(17,869)	-	-	-	(62,366)	-	-
Net loss	(567)	(29,671)	(12,259)	(1,899)	(90,937)	(41,930)	(6,494)
Net loss/(income) attributable to noncontrolling interests:
Net (income)/loss from continuing operations attributable to noncontrolling interests	(14,536)	498	5,157	799	(7,282)	5,655	876
Net loss from discontinued operations attributable to noncontrolling interests	1,884	-	-	-	24,759	-	-
Net loss/(income) attributable to noncontrolling interests	(12,652)	498	5,157	799	17,477	5,655	876
Net income/(loss) attributable to Phoenix New Media Limited:
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	2,766	(29,173)	(7,102)	(1,100)	(35,853)	(36,275)	(5,618)
Net loss from discontinued operations attributable to Phoenix New Media Limited	(15,985)	-	-	-	(37,607)	-	-
Net loss attributable to Phoenix New Media Limited	(13,219)	(29,173)	(7,102)	(1,100)	(73,460)	(36,275)	(5,618)
Net loss	(567)	(29,671)	(12,259)	(1,899)	(90,937)	(41,930)	(6,494)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	(886,110)	(1,730)	-	-	(886,110)	(1,730)	(268)
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(1,602)	2,017	(4,140)	(641)	28,826	(2,123)	(329)
Comprehensive loss	(888,279)	(29,384)	(16,399)	(2,540)	(948,221)	(45,783)	(7,091)
Comprehensive (income)/loss attributable to noncontrolling interests	(12,652)	498	5,157	799	17,477	5,655	876
Comprehensive loss attributable to Phoenix New Media Limited	(900,931)	(28,886)	(11,242)	(1,741)	(930,744)	(40,128)	(6,215)
Basic net loss per Class A and Class B ordinary share:

-Continuing operations	-	(0.05)	(0.01)	-	(0.06)	(0.06)	(0.01)
-Discontinued operations	(0.02)	-	-	-	(0.07)	-	-
Basic net loss per Class A and Class B ordinary share	(0.02)	(0.05)	(0.01)	-	(0.13)	(0.06)	(0.01)
Diluted net loss per Class A and Class B ordinary share:
-Continuing operations	-	(0.05)	(0.01)	-	(0.06)	(0.06)	(0.01)
-Discontinued operations	(0.02)	-	-	-	(0.07)	-	-
Diluted net loss per Class A and Class B ordinary share	(0.02)	(0.05)	(0.01)	-	(0.13)	(0.06)	(0.01)
Basic income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
-Continuing operations	0.04	(0.40)	(0.10)	(0.02)	(0.49)	(0.50)	(0.08)
-Discontinued operations	(0.22)	-	-	-	(0.52)	-	-
Basic net loss per ADS (1 ADS represents 8 Class A ordinary shares)	(0.18)	(0.40)	(0.10)	(0.02)	(1.01)	(0.50)	(0.08)
Diluted net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)：
-Continuing operations	0.04	(0.40)	(0.10)	(0.02)	(0.49)	(0.50)	(0.08)
-Discontinued operations	(0.22)	-	-	-	(0.52)	-	-
Diluted net loss per ADS (1 ADS represents 8 Class A ordinary shares)	(0.18)	(0.40)	(0.10)	(0.02)	(1.01)	(0.50)	(0.08)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising service	286,346	201,313	232,988	36,085	495,056	434,301	67,265
Paid services	25,935	24,778	23,730	3,675	48,601	48,508	7,513
Total revenues	312,281	226,091	256,718	39,760	543,657	482,809	74,778
Cost of revenues
Net advertising service	117,536	101,255	129,772	20,099	214,769	231,027	35,781
Paid services	7,192	6,849	7,263	1,125	15,257	14,112	2,186
Total cost of revenues	124,728	108,104	137,035	21,224	230,026	245,139	37,967
Gross profit
Net advertising service	168,810	100,058	103,216	15,986	280,287	203,274	31,484
Paid services	18,743	17,929	16,467	2,550	33,344	34,396	5,327
Total gross profit	187,553	117,987	119,683	18,536	313,631	237,670	36,811

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	2,371	2,571	4,083	632	6,627	6,654	1,031
Content and operational costs	107,404	91,717	118,416	18,341	194,434	210,133	32,545
Bandwidth costs	14,953	13,816	14,536	2,251	28,965	28,352	4,391
Total cost of revenues	124,728	108,104	137,035	21,224	230,026	245,139	37,967

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2020				Three Months Ended March 31, 2021				Three Months Ended June 30, 2021
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	187,553	842	(1)	188,395	117,987	268	(1)	118,255	119,683	1,067	(1)	120,750
Gross margin	60.1%			60.3%	52.2%			52.3%	46.6%			47.0%
		2,225	(1)			1,288	(1)			4,707	(1)

Income/(loss) from operations	25,590	2,225		27,815	(41,959)	1,288		(40,671)	(34,779)	4,707		(30,072)
Operating margin	8.2%			8.9%	(18.6)%			(18.0)%	(13.5)%			(11.7)%
		2,225	(1)			1,288	(1)			4,707	(1)
		-	(2)			107	(2)			320	(2)
		(1,341)	(3)			-	(3)			-	(3)
		20,049	(4)			-	(4)			-	(4)
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	2,766	20,933		23,699	(29,173)	1,395		(27,778)	(7,102)	5,027		(2,075)
Net margin	0.9%			7.6%	(12.9)%			(12.3)%	(2.8)%			(0.8)%
Net income/(loss) per ADS-diluted	0.04			0.33	(0.40)			(0.38)	(0.10)			(0.03)
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	72,790,541			72,790,541	72,790,541			72,790,541	72,790,541			72,790,541

(1) Share-based compensation

(2) Loss from equity method investments, net of impairment

(3) Changes in fair value of forward contract in relation to disposal of investments in Particle

(4)  Changes in fair value of loan related to co-sale of Particle shares